
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

March 8, 2010

Via U.S. Mail and facsimile 203-846-2274

Mr. Fell C. Herdeg
Chief Financial Officer
Trudy Corporation
353 Main Avenue
Norwalk, CT 06851-1552

Re: Trudy Corporation ("the company")
        File No. 000-16056

Dear Mr. Herdeg:

In your letter dated March 1, 2010, you requested that the staff waive the requirement to provide the S-X Rule 8-04 financial statements of a business acquired Music for Little People ("MFLP") on March 7, 2008. The acquisition was significant compared to the company's year ended March 31, 2007, but it was not significant to its years ended March 31, 2008 or 2009. If the staff is unable to waive the requirement to provide the financial statements of MFLP, you requested that the staff accept the one year of audited post-acquisition financial statements of MFLP included in the company's March 31, 2009 consolidated financial statements for purposes of a proposed Preliminary Information Statement to be filed by the company for the sale of substantially all of its assets.

The staff is unable to waive the requirement to provide the financial statements of MFLP. However, the staff would accept the one year of audited post-acquisition financial statements of MFLP included in the company's March 31, 2009 consolidated financial statements in lieu of the S-X Rule 8-04 financial statements of MFLP solely for purposes of the Preliminary Information Statement to be filed.

The staff's conclusion is based solely on the information included in your letter. Different or additional material facts could result in a different conclusion. If you have any questions regarding this letter, please call me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant